SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

Bion Environmental Technologies, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

09061Q307
(CUSIP Number)

Anthony G. Orphanos
c/o Blacksmith Advisors, LLC
40 West 57th Street, 20th Floor
New York, NY 10019

COPY TO:
Stephen Galletto, Esq.
c/o Stark & Stark, PC
PO Box 5315, Princeton NJ 08543
(609) 219-7452
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


November 21, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule becauseof Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)


CUSIP No.09061Q307

1. Name of Reporting Person
Anthony G. Orphanos

2. Check the Appropriate Box if a Member of a Group

(a) N/A

(b)N/A

3. SEC Use Only

4. Source of Funds
PF & OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
New York

Number of Shares Beneficially
Owned by Each Reporting Person With

7. Sole Voting Power
1,851,533

8. Shared Voting Power
3,314,120


9. Sole Dispositive Power
1,851,533

10. Shared Dispositive Power
3,314,120

1. Aggregate Amount Beneficially Owned by Each Reporting Person
1,851,533

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [x]

13. Percent of Class Represented by Amount in Row (11)
9.5%*

14. Type of Reporting Person
IN _________________________

* The calculation of the foregoing percentage is based on 17,585,420 common shares of the Issuer outstanding as of November 6, 2013 as disclosed in the Issuer's Form 10-Q for the quarterly period ended September 30, 2013.
Please see Item 5.

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this Schedule 13D) relates to the common stock, no par value per share (the ?Common Stock?), of Bion Environmental Technologies, Inc., a Colorado corporation (the Company). The Company?s principal executive offices are located at Box 566/1774 Summitview Way, Crestone, CO 81131.

ITEM 2. IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of Anthony
Orphanos, a citizen of the United States (the Reporting Person).
The principal business office of the Reporting Person is 40 West 57th Street, 20th Floor, New York, New York 10019. The Reporting Person is the President of Blacksmith Advisors, LLC, a registered investment adviser.

(d) None of the Reporting Person(s), individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Person(s) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All of the Issuer's securities which were acquired by the Reporting Person, his Individual Retirement Account (IRA), or his wife were paid for using personal funds. All of the Issuer's common shares acquired by the Reporting Person's clients were paid for using client's funds.
The amounts of funds paid for these securities are not provided because these transactions have occurred over a number of years and the Reporting Person would have to go to an unreasonable amount of time and expense to provide the amount of funds paid for all of the securities.


On September 24, 2013, the Reporting Person purchased 120,000 shares of Common Stock at a price of $1.25 per Share at a total cost of $150,000. The source of these funds came from the Reporting Person's IRA account. These securities were issued in reliance on the exemptions provided by
 Regulation D of the Securities Act of 1933 and/or Section 4(2) of the Securities Act of 1933

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person consummated the transactions described herein in order to acquire an interest in the Company for investment purposes.
The Reporting Person expects to evaluate the Company's financial condition and prospects and its respective interests in, and intentions with respect to,the Company and its respective investment in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and other investment opportunities.
 Accordingly, the Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, the Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Person now owns or may hereafter acquire.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of the Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of the Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of the Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of the Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of the Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of the Reporting Person.

(c) Except as set forth in Item 3 above, the Reporting Person has not effected any transaction in the Common Stock of the Company during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2013

By:/s/ Anthony G. Orphanos
Name: Anthony G. Orphanos
Blacksmith Advisors, LLC
President